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                           October 2, 2020

       Chris Downs
       Chief Financial Officer
       CNS Pharmaceuticals, Inc.
       2100 West Loop South, Suite 900
       Houston, TX 77027

                                                        Re: CNS
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 25,
2020
                                                            File No. 333-249068

       Dear Mr. Downs:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Cavas S. Pavri